UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
 Under the Securities Exchange Act of 1934*
(Amendment No.1)

Tile Shop Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

88677Q109

(CUSIP Number)

John W. Childs
Bay Colony Corporate Center – North Entrance
1000 Winter Street – Suite 4300
Waltham, MA 02451
 (617) 753-1100

Copy to:

Bernard S. Kramer, Esq.
McDermott Will & Emery LLP
227 West Monroe Street
Chicago, Illinois  60606-5096
312-372-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2013

(Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46634Y201
1		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Childs
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,194,729 (1)
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 3,194,729 (1)
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,194,729 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.69% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)  The beneficial ownership and calculation of the foregoing percentage is based on 46,519,123 shares of the Issuer’s Common Stock outstanding as of March 1, 2013, according to the Issuer, adjusted to reflect 1,225,132 shares of Common Stock that may be acquired by the Reporting Person pursuant to the exercise of warrants.

This Amendment No. 1 amends and restates, where indicated, the statement on Schedule 13D  relating to the Common Stock of the Issuer filed by John W. Childs (the “Reporting Person”) with the Securities and Exchange Commission on August 29, 2012.  Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

This Amendment No. 1 is being made to reflect a decrease in the percentage beneficially owned by the Reporting Person.  Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Person in the Schedule 13D.

Item 5.  Interests of Securities of the Issuer.

(a) and (b)  The information contained on the cover page to this Schedule is incorporated herein by reference.

(c)  On March 1, 2013, the Reporting Person exercised warrants to purchase 1,225,132 shares of Common Stock at an exercise price of $11.50 per share and paid the exercise price by tendering 789,301 shares of Common Stock to the Issuer at a value of $17.85 per share.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2013

John W. Childs

By:  /s/ Bernard S. Kramer
    Bernard S. Kramer
    Attorney-in-Fact